1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2008

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated April 21, 2008	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 25, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

KEY PERFORMANCE INDICATORS FOR THE FIRST QUARTER OF 2008

The unaudited financial data of the Group for the first quarter of 2008

(excluding the amortisation of upfront connection fees)

•	Operating revenues reached RMB43,646 million, representing an increase of 1.6% over the corresponding period of last year

•	EBITDA reached RMB22,671 million, representing an increase of 0.4% over the corresponding period of last year

•	Profit attributable to equity holders of the Company was RMB6,251 million, representing an increase of 0.5% over the corresponding period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2008.

Financial Data (Excluding the amortisation of upfront connection fees)

	For the period from 1 January 2008 to 31 March 2008	For the period from 1 January 2007 to 31 March 2007 (restated)*	Growth
Operating revenues (RMB)	43,646 million	42,951 million	1.6%
EBITDA (RMB)	22,671 million	22,575 million	0.4%
EBITDA margin	51.9%	52.6%
Profit attributable to equity holders of the Company (RMB)	6,251 million	6,220 million	0.5%

*	Restated to include the operating results of China Telecom System Integration Co., Ltd., China Telecom (Hong Kong) International Limited, and China Telecom (Americas) Corporation acquired in 2007.

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Business Data

	As at 31 March 2008/ For the period from 1 January 2008 to 31 March 2008	As at 31 December 2007/ For the period from 1 October 2007 to 31 December 2007	As at 30 September 2007/ For the period from 1 July 2007 to 30 September 2007
Local Access Lines in Service (Million)	217.17	220.33	223.44
including:
Household (Million)	121.28	121.75	123.14
Government & Enterprise (Million)	25.41	24.81	24.06
Public Telephone (Million)	15.73	15.73	15.79
Wireless Local Access (Million)	54.75	58.04	60.45
Net Decrease of Local Access Lines in Service (Million)	(3.16)	(3.11)	(1.05)
Broadband Subscribers (Million)	37.71	35.65	33.89
Net Add of Broadband Subscribers (Million)	2.06	1.76	1.70
Local Voice Usage (Billion Pulses)	94.03	98.77	104.98
Domestic Long Distance Usage (Billion Minutes)	23.66	24.64	25.42
International (including Hong Kong, Macau and Taiwan) Long Distance Usage (Billion Minutes)	0.36	0.37	0.43
SMS Usage Volume (Billion Messages)	4.866	5.536	6.028
Color Ring Tone Subscribers (Million)	67.20	63.19	56.43

For the first quarter of 2008, despite facing the challenges from the intense market competition and the increased diversity in communication means, the Group had successfully maintained its solid fundamentals. The Group grasped the opportunities brought by informatisation to tackle various challenges, and promoted the scale development of transformation businesses to drive revenue growth. Additionally, capitalizing on the customer brands operation and effective packaged sales of voice and transformation businesses, the Group endeavored to foster customer loyalty and mitigate the loss in voice revenue, progressively transforming voice usage value to integrated information services.

Facing the intense market competition, the Group continued to record negative growth in its subscribers for the first quarter. The Group emphasized the principle of profitable development of its voice business. The Group concentrated its sales resources and tilted its resource allocation towards the key customer segments of government and enterprise as well as mid-to-high-end household while strictly controlling sales initiatives for the low-end customers. Businesses like Internet access, value-added and integrated information application services continued its robust growth momentum. The broadband subscribers reached 37.71 million, representing a net increase of 2.06 million. Excluding the amortization of upfront connection fees of RMB514 million, operating revenues for the first quarter of 2008 was RMB43,646 million, representing an increase of 1.6% over the corresponding period of last year. The profit attributable to equity holders of the Company reached RMB6,251 million, representing an increase of 0.5% over the corresponding period of last year. EBITDA was RMB22,671 million, representing an increase of 0.4% over the corresponding period of last year. EBITDA margin was 51.9%, sustained at a relatively high level.

The Group will proactively implement the strategy of “Customer-focused Innovative Informatisation”, make greater efforts in management reform and innovation, strengthen the customer-oriented operating systems, and accelerate the development of the Internet, value-added and integrated information application services. The Group will also strengthen branding operation and multi-services bundling and packaging to actively capitalize on its strength of multi-services convergence offering while proactively building up a solid foundation for future full services convergence offering to enhance its enterprise value, customer value and shareholder value altogether.

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The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 21 April 2008

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